Exhibit 99.1

ANNOUNCEMENT

Date:	September 2010

Re:	Shareholder Update

I am writing to provide an update on the process of deregistering our shares with the U.S. Securities and Exchange Commission.

As earlier advised, this process involves the implementation of a Plan of Arrangement (the “Plan”) to amend the Articles and the Unanimous Shareholder Agreement of PCL Employees Holdings Ltd. (“PCLEH”). Following the shareholder vote, the Alberta Court of Queen’s Bench gave final approval to this Plan on August 17, 2010. The Plan became effective on August 19, 2010, when it was filed with the Alberta Registrar of Corporations. The following day, the board of directors of PCLEH passed a resolution in accordance with the amended Articles, converting the Class 1 and Class 3 shares of all active employee shareholders into Class 5 and Class 6 shares, respectively, all held pursuant to the Plan, as required by the amended Articles. The shareholder of record of the Class 5 and Class 6 shares is PCL Administrator, LLC, acting as agent on behalf of each of the employee shareholders.

Having taken these steps, we filed the required form with the Securities and Exchange Commission on August 31, 2010 to terminate the registration of our Class 1 and Class 3 shares.

Over the next couple of weeks, PCLEH will be working with its transfer agent to get new share certificates printed for the Class 5 and Class 6 shares. PCLEH will then work with all banks holding Class 1 and Class 3 share certificates as collateral, to effect a substitution of these share certificates. For all other Class 1 and Class 3 share certificates held directly by individual shareholders and not posted as collateral with the banks, Helen van ter Meij will be in contact with each shareholder resident in the U.S. to arrange for substitution over the next several weeks.

Updated copies of the Unanimous Shareholder Agreement are being printed and will be delivered to all shareholders in the near future.

Again, the directors and officers of PCLEH would like to thank all of the shareholders for participating in this important process.

Douglas Stollery

Secretary, PCL Employees Holdings Ltd.